Exhibit 99.2

Dear Shareholders:

In 2017, Gerdau prioritized positive free cash generation, which amounted to R$1.5 billion. This was achieved, despite the challenging scenario faced by the global steel industry, by reducing CAPEX, cutting costs and expenses, effectively managing working capital and controlling financial leverage.

In 2017, shipments came to 14.9 million tonnes, decreasing 4% compared to 2016, resulting in consolidated net sales of R$36.9 billion, down slightly in relation to 2016.

Consolidated adjusted EBITDA and adjusted EBITDA margin in 2017 reached R$4.3 billion and 11.7%, respectively, higher than in 2016, due to the better performance of the Brazil and Special Steel Business Divisions. Furthermore, selling, general and administrative expenses decreased 26.1% to R$584 million, reflecting the efforts made during 2017 to streamline these expenses at all business divisions.

Impairment tests of goodwill and other long-lived assets of the Company conducted during 2017 identified losses of R$1.1 billion, which were recorded as non-recurring items in profit or loss, with no cash effects.

Consolidated net income, adjusted by non-recurring effects in 2017, amounted to R$522 million, increasing in relation to 2016, mainly due to the higher adjusted EBITDA and lower financial expenses. In 2017, Gerdau S.A. allocated R$136.5 million (R$0.08 per share) to the payment of dividends, which was distributed from the retained earnings reserve, despite the challenging scenario in the steel industry.

In August 2017, Gerdau announced to the market an important step forward in the enhancement of its corporate governance, effective January 1st, 2018, in which the members of the Gerdau Johannpeter family who held executive officer positions (André Bier Gerdau Johannpeter, Chief Executive Officer, and Claudio Johannpeter and Guilherme Chagas Gerdau Johannpeter, Executive Officers) will dedicate themselves solely to the Boards of Directors on which they already serve. To lead this new executive phase as of January 2018, the Board of Directors has chosen Gustavo Werneck da Cunha, currently Executive Officer of the Brazil Business Division, as the new Chief Executive Officer of Gerdau.

Profile

Gerdau is the leading producer of long steel in the Americas and one of the world’s leading suppliers of special steel. In Brazil, it also produces flat steel and iron ore, activities that are expanding its product mix and boosting its competitiveness. It is also the largest recycler in Latin America and, around the world, annually transforms millions of tonnes of scrap into steel, underlining its commitment to the sustainable development of the regions where it operates. Gerdau’s shares are listed on the São Paulo, New York and Madrid stock exchanges.

Consolidated Information

Gerdau’s Performance in 2017

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncements Committee (CPC).

The information in this report does not include data of associates and jointly controlled entities, except where stated otherwise.

Consolidated	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016

Volumes (1,000 tonnes)
Production of crude steel	16,120	15,677	2.8%
Shipments of steel	14,937	15,558	-4.0%
Results (R$ million)
Net Sales	36,918	37,652	-1.9%
Cost of Goods Sold	(33,313)	(34,188)	-2.6%
Gross profit	3,605	3,464	4.1%
Gross margin (%)	9.8%	9.2%
SG&A	(1,655)	(2,239)	-26.1%
Selling expenses	(525)	(711)	-26.2%
General and administrative expenses	(1,130)	(1,528)	-26.0%
Adjusted EBITDA	4,321	4,049	6.7%
Adjusted EBITDA Margin	11.7%	10.8%

Production and shipments

•      Consolidated shipments in 2017 declined in comparison with 2016, due to the reduction in shipments at the Brazil BD and the divestment of the units in Spain and Colombia.

Operating result

•      In 2017, consolidated net sales and cost of goods sold decreased in relation to 2016, due to the reduction in shipments.

•      Consolidated gross profit increased in 2017 compared to 2016, due to the stronger performance of the Brazil and Special Steel BDs, which offset the weaker performance of the North America and South America BDs, resulting in a slight recovery in consolidated gross margin in the comparison period.

•      Adjusted EBITDA increased in 2017 in relation to 2016, due to the higher gross profit and the 26.1% reduction in selling, general and administrative expenses (R$584 million).

Breakdown of Consolidated EBITDA (R$ million)	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016

Net income	(339)	(2,885)	-88.2%
Net financial result	1,143	945	21.0%
Provision for income and social contribution taxes	296	304	-2.6%
Depreciation and amortization	2,092	2,536	-17.5%
EBITDA - Instruction CVM(1)	3,192	900	254.7%
Impairment of assets	1,115	2,918	-61.8%
Results in operations with subsidiary and associate	722	58	1144.8%
Equity in earnings of unconsolidated companies	35	13	169.2%
Proportional EBITDA of associated companies and jointly controlled entities	187	160	16.9%
Reversal of contingent liabilities, net	(930)	—	—
Adjusted EBITDA(2)	4,321	4,049	6.7%
Adjusted EBITDA Margin	11.7%	10.8%

Conciliation of Consolidated EBITDA (R$ million)	Fiscal Year 2017	Fiscal Year 2016

EBITDA - Instruction CVM(1)	3,192	900
Depreciation and amortization	(2,092)	(2,536)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	1,100	(1,636)

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

•      In 2017, the Company and its subsidiaries reversed the provision for contingencies related to the exclusion of ICMS tax from the calculation base for contributions to PIS and COFINS accrued from 2009 to 2016. This reversal was based on the conclusion of the trial by the Federal Supreme Court (STF) sitting en banc, which declared unconstitutional the inclusion of ICMS tax in said calculation base, and is supported by the position of the Company’s legal counsel that the probability of loss in the pending lawsuits became remote after the decision by the STF. As the net result of this reversal and the recognition of other provisions for the three-month period ended March 31, 2017, the Company recorded the amounts of R$930 million under “Reversal of contingent liabilities, net” (operating result) and of R$370 million under “Reversal of contingent liability restatement, net” (financial result) in its consolidated income statement. Income tax and social contribution on this reversal and other provisions totaled R$442 million, with the net effect excluding these amounts, in the amount of R$858 million, considered a non-recurring event in the Company’s consolidated results. Gerdau, however, emphasizes that there is a possibility the STF may understand that the application of the modulation mechanism necessarily applies to this decision, which is used to determine the time effects of a decision to declare unconstitutionality. If the STF applies the modulation mechanism, which would limit the effects of the decision in terms of time, the need may arise to reassess the risk of loss associated with said lawsuits, which consequently may require the accrual of new provisions related to this matter in the future.

Losses from asset impairments

•      Gerdau presents its financial statements in accordance with International Financial Reporting Standards (IFRS). This standard requires impairment tests of goodwill and other long-lived assets held by the company. To determine the recoverable amount of each Business Segment, the Company uses the discounted cash flow method based on the financial projections for each segment. The projections are updated considering the changes observed in the economic scenario of the markets in which the Company operates, as well as the assumptions for the expected results in each segment.

•      Impairment tests of goodwill and other long-lived assets conducted during 2017 and 2016 identified losses from asset impairments classified as follows:

Impairment of assets by business	Fiscal Year 2017			Fiscal Year 2016
operations (R$ million)	Brazil BD	North America BD	Consolidated	North America BD	South America BD	Consolidated
Goodwill	—	850	850	2,679	—	2,679
Property, plant and equipment	45	220	265	100	139	239
Total	45	1,070	1,115	2,779	139	2,918

Financial result and net income

Consolidated (R$ million)	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016

Income (loss) before financial income expenses and taxes1	1,100	(1,636)	—
Financial Result	(1,143)	(945)	21.0%
Financial income	226	252	-10.3%
Financial expenses	(1,726)	(2,010)	-14.1%
Exchange variation, net	(4)	852	—
Exchange variation on net investment hedge	(9)	675	—
Exchange variation - other lines	5	177	-97.2%
Reversal of monetary update of contingent liabilities, net	370	—	—
Gains (losses) on financial instruments, net	(9)	(39)	-76.9%
Income (loss) before taxes(1)	(43)	(2,581)	-98.3%
Income and social contribution taxes	(296)	(304)	-2.6%
On net investment hedge	9	(675)	—
Other lines	19	371	-94.9%
IR/CS extraordinary items	118	—	—
On reversal of contingent liabilities	(442)	—	—
Consolidated Net Income (loss)(1)	(339)	(2,885)	-88.2%
Non-recurring items	861	2,976	-71.1%
Results in operations with subsidiary and associate	722	58	1144.8%
Impairment of assets	1,115	2,918	-61.8%
Reversal of IR/CS non-recurring items	(118)	—	—
Reversal of contingent liabilities, net	(858)	—	—
Consolidated Adjusted Net Income (loss)(2)	522	91	473.6%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 2017 compared to 2016, the lower negative financial result mainly reflects the positive exchange variation on liabilities contracted in U.S. dollar (depreciation in the closing price of the Brazilian real against the U.S. dollar of 1.5% in 2017, compared to appreciation of 16.5% in 2016), despite the lower financial expenses in the comparison period.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect of exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      Consolidated net income, adjusted by non-recurring effects in 2017, increased in relation to 2016, mainly due to the higher adjusted EBITDA and lower financial expenses.

Dividends

•      In fiscal year 2017, Gerdau S.A. allocated R$136.5 million (R$0.08 per share) to the payment of dividends, which was distributed from the retained earnings reserve.

Investments

•      In 2017, investments in property, plant and equipment amounted to R$ 873 million, which focused on the maintenance and technological modernization of industrial units. Of the total amount invested in the year, 40.0% was allocated to the Brazil BD, 33.4% to the North America BD, 14.1% to the South America BD and 12.4% to the Special Steel BD.

•      CAPEX projected for 2018 is R$ 1.2 billion, which will focus on productivity gains and maintenance.

Divestments

•      On June 30, 2017, Gerdau concluded the creation of a joint venture, based on the sale of its 50% interest in Gerdau Diaco, in Colombia, with Putney Capital Management, which is already a partner in its operations in the Dominican Republic. The transaction attributed to the joint venture an economic value of R$ 546 million, which means that the 50% interest held by Gerdau has an economic value of R$ 273 million. As a result of the transaction, the Company recognized an expense of R$ 72 million in the line Income (Expense) from transactions with subsidiaries in its Income Statement for 2Q17.

•      As announced in the notice to the market dated October 4, 2017, Gerdau signed an agreement to sell 100% of its operation in Chile to the Chilean family-owned groups Matco and Ingeniería e Inversiones. The economic value of the transaction is US$ 154 million (equivalent to R$ 509 million). The consummation of the transaction is pending approval by the Chilean antitrust authority.

•      According to the material fact notice dated January 2, 2018, the Company entered into a final agreement for the sale of certain rebar production units, fabricated rebar units and distribution centers in the United States, to Commercial Metals, for US$ 600 million (equivalent to R$ 2.0 billion), subject to adjustments to the acquisition price typical of transactions of this kind. The agreement includes mills in Jacksonville (Florida), Knoxville (Tennessee), Rancho Cucamonga (California) and Sayreville (New Jersey) with combined annual production capacity of 2.5 million short tonnes, in addition to the rebar processing and distribution units in the United States, which are reported in the North America segment. The transaction is subject to authorization by regulatory agencies and to typical settlement conditions, which should occur by the end of 2018. Furthermore, due to the measurement of net assets classified as held for sale at the lowest of carrying amount or fair value less selling expenses, the Company recognized an expense, net of income tax, of R$ 649 million in the line Income (expense) from transactions with subsidiaries in its Income Statement.

•      In a notice to the market dated January 31, 2018, the Company announced a final agreement for the sale of its wire-rod production unit located in Beaumont, Texas and two processing units to Optimus, for US$92.5 million (equivalent to R$ 292.5 million), with this acquisition price subject to the typical adjustments. The transaction is subject to authorization by regulatory agencies and to typical settlement conditions, which should occur by the end of 2018. The agreement includes the Company’s mill located in Beaumont, Texas and the processing units Beaumont Wire Products and Carrollton Wire Products. The mill has a melt shop with annual steel production capacity of approximately 700,000 short tonnes and has the capacity to produce wire-rods and rebar.

•      In a notice to the market dated February 14, the Company announced a final agreement to divest of its two hydroelectric power plants based in Goias state, in Brazil, for R$ 835 million, to Kinross Brasil Mineração, a wholly-owned subsidiary of the Canadian mining company Kinross Gold Corporation. The hydroelectric power plants Caçu and Barra dos Coqueiros, that started operations in 2010, have total capacity of 155 MW. The transaction is subject to regulatory clearances and customary closing conditions.

•      Gerdau maintains its strategy of focusing on its more profitable assets and, since 2014, has conducted divestments with an aggregate economic value of R$6 billion in the United States, Europe, Latin America and Brazil. The transactions are aligned with the process to optimize the Company’s asset portfolio with a view to deleveraging.

Working capital and Cash conversion cycle

•      In December 2017, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased in relation to September 2017, reflecting the 3.6% increase in net sales and the 2.8% decrease in working capital. In the calculation of cash conversion cycle at end-2017, working capital still includes assets and liabilities arising from the divestment of operations in North America and Chile, even though in the Company’s financial statements these amounts were excluded from the lines Trade accounts receivable, Inventories and Trade accounts payable and reported in the lines Asset held for sale and Liabilities held for sale, pursuant to IFRS standards.

Financial liabilities

Debt composition (R$ million)	12.31.2017	12.31.2016
Short Term	2,004	4,458
Long Term	14,505	16,125
Gross Debt	16,509	20,583
Cash, cash equivalents and short-term investments	3,377	6,088
Net Debt	13,132	14,495

•      On December 31, 2017, gross debt was 12.1% short term and 87.9% long term, with 16.7% denominated in Brazilian real, 80.8% in U.S. dollar and 2.5% in other currencies. The gross debt reduction of R$4.1 billion between December 31, 2016 and December 31, 2017 was due to the amortization of the 2017 Bonds and of other liabilities to finance working capital and fixed assets, which also contributes to a decrease in net debt.

•      The R$2.7 billion reduction in the cash position between December 2016 and December 2017 was mainly due to the amortization of liabilities to finance working capital and fixed assets. On December 31, 2017, 88.6% of the cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      On December 31, 2017, the nominal weighted average cost of gross debt was 6.4%, or 7.5% for the portion denominated in Brazilian real, 5.5% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 7.2% for the portion contracted by subsidiaries abroad. On December 31, 2017, the average gross debt term was 6.7 years.

•      On December 31, 2017, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2019	873
2020	3,164
2021	1,751
2022	149
2023	1,891
2024	3,092
2025 and after	3,585
Total	14,505

•      The key debt indicators are shown below:

Indicators	12.31.2017		12.31.2016
Gross debt / Total capitalization (1)	41%		45%
Net debt(2) (R$) / EBITDA (3) (R$)	3.0	x	3.5	x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDAin the last 12 months.

Debt (R$ billion) and Leverage Ratio

•      In October 2017, Gerdau repurchased US$ 552 million in 2021 Bonds and US$ 35 million in 2020 Bonds (the principal in each issue), for which it issued US$ 650 million in new bonds due in 2027 with coupon of 4.875% p.a. The purpose of these transactions is to lengthen the average debt term and to better balance the maturity schedule for the coming years.

Free Cash Flow (FCF)

•      In 2017, free cash flow amounted to R$ 1.5 billion generated by adjusted EBITDA, which was more than sufficient to honor the CAPEX, income tax and interest commitments, as well as the working capital consumption of R$524 million. This positive free cash flow is aligned with the Company’s strategy grounded in capital discipline, as in the last five years, despite the challenging scenario in the steel industry.

Free cash flow in 2017

(R$ million)

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entity and associate company, both located in Mexico;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entity in the Dominican Republic and Colombia;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States and India.

Net Revenue

EBITDA and EBITDA Margin

Brazil BD

Brazil BD	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016
Volumes (1,000 tonnes)
Production of crude steel	6,131	6,134	0.0%
Shipments of long steel	4,261	4,555	-6.5%
Domestic Market	2,584	2,703	-4.4%
Exports	1,677	1,852	-9.4%
Shipments of flat steel	1,347	1,513	-11.0%
Domestic Market	1,033	1,005	2.8%
Exports	314	508	-38.2%
Shipments of steel	5,608	6,068	-7.6%
Domestic Market	3,617	3,708	-2.5%
Exports	1,991	2,360	-15.6%
Results (R$ million)
Net Sales(1)	12,563	11,635	8.0%
Domestic Market	9,507	8,569	10.9%
Exports	3,056	3,066	-0.3%
Cost of Goods Sold	(10,996)	(10,405)	5.7%
Gross profit	1,567	1,230	27.4%
Gross margin (%)	12.5%	10.6%	0.0%
EBITDA	1,925	1,499	28.4%
EBITDA margin (%)	15.3%	12.9%	0.0%

(1) - Includes iron ore, coking coal and coke net sales.

•      Steel shipments declined in 2017 compared to 2016, mainly due to descrease in exports due to the low profitability caused by higher costs. The weaker demand from the domestic market caused by the slowdown in the construction industry.

•      The increase in net sales in 2017 compared to 2016 was mainly due to higher net sales per tonne sold in the domestic market and in exports, despite the reduction in shipments.

•      Cost of goods sold increased in 2017 compared to 2016, due to higher raw material costs. Gross margin expanded in 2017 compared to 2016 since the increase in net revenue per tonne sold surpassed the increase in raw material costs.

•      EBITDA and EBITDA margin in 2017 compared to 2016 increased faster than gross profit and gross margin due to the 20.5% reduction in selling, general and administrative expenses.

North America BD

North America BD	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016
Volumes (1,000 tonnes)
Production of crude steel	6,764	5,988	13.0%
Shipments of steel	6,313	5,965	5.8%
Results (R$ million)
Net Sales	15,433	15,431	0.0%
Cost of Goods Sold	(14,824)	(14,515)	2.1%
Gross profit	609	916	-33.5%
Gross margin (%)	3.9%	5.9%
EBITDA	797	1,102	-27.7%
EBITDA margin (%)	5.2%	7.1%

•      The increase in production in 2017 compared to 2016 was mainly due to the adjustment of inventories to the higher level of shipments.

•      Shipments increased in 2017 compared to 2016, due to the still-solid demand from the non-residential construction sector, in addition to lower pressure from imported goods in the region.

•      Net sales remained stable in 2017 in comparison with 2016, due to the lower net revenue per tonne sold in Brazilian real, which was affected exchange variation (average appreciation in the closing price of the Brazilian real against the U.S. dollar of 8.3%), despite the higher shipments in the period.

•      Cost of goods sold increased in 2017 compared to 2016, due to the higher shipments and higher raw materials, despite the impact from exchange variation. The decline in gross margin is explained by the intense competition in the domestic market, where the increase in net sales in U.S. dollar did not accompany the increase in costs.

•      The decline in EBITDA and EBITDA margin in 2017 compared to 2016 accompanied the decline in gross profit and gross margin. A highlight was the reduction of 26.8% in selling, general and administrative expenses.

South America BD

South America BD	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016

Volumes (1,000 tonnes)
Production of crude steel	1,043	1,231	-15.3%
Shipments of steel	1,723	2,088	-17.5%
Results (R$ million)
Net Sales	4,026	4,776	-15.7%
Cost of Goods Sold	(3,523)	(4,103)	-14.1%
Gross profit	503	673	-25.3%
Gross margin (%)	12.5%	14.1%
EBITDA	567	722	-21.5%
EBITDA margin (%)	14.1%	15.1%

•      Shipments, net sales and cost of goods sold decreased in 2017 compared to 2016, mainly due to the deconsolidation of the operation in Colombia.

•      Gross margin declined due to the weaker performance of the operations in Argentina and Venezuela.

•      EBITDA and EBITDA margin in 2017 accompanied the performance of gross profit and gross margin.

Special Steel BD

Special Steel BD	Fiscal Year 2017	Fiscal Year 2016	Variation 2017/2016

Volumes (1,000 tonnes)
Production of crude steel	2,182	2,324	-6.1%
Shipments of steel	1,977	2,102	-5.9%
Results (R$ million)
Net Sales	6,229	6,885	-9.5%
Cost of Goods Sold	(5,301)	(6,239)	-15.0%
Gross profit	928	646	43.7%
Gross margin (%)	14.9%	9.4%
EBITDA	1,139	905	25.9%
EBITDA margin (%)	18.3%	13.1%

•      The decline in production and shipments in 2017 in relation to 2016 was due to the divestment of the units in Spain, in 2016. Excluding this effect, shipments increased at the other operations.

•      The decrease in net sales and cost of goods sold in 2017 compared to 2016 was basically due to the divestment of the units in Spain.

•      The higher gross profit and gross margin in 2017 compared to 2016 was due to the stronger performance of the units in the United States and Brazil, in addition to the divestment of the units in Spain, which were the least profitable operations in this BD.

•      EBITDA and EBITDA margin increased in 2017 compared to 2016, accompanying the performance of gross profit and gross margin. A highlight was the reduction of 41.5% in selling, general and administrative expenses.

Information on the Parent Company

Gerdau S.A. is a publicly traded corporation with registered office in Rio de Janeiro. The Company holds interests in other companies and also produces and markets steel goods in the special steel segment.

Results

•      A substantial part of the results of Gerdau S.A. comes from investments in subsidiaries and associate companies. In fiscal year 2017, these investments generated equity income of R$ 48.1 million. On December 31, 2017, these investments amounted to R$ 28.3 billion.

•      In 2017, the Company sold 397,000 tonnes of steel products, which generated net revenue of R$1.3 billion and cost of goods sold of R$ 1.1 billion. Gross margin in the year stood at 13.5%.

•      In 1Q17, the Company reversed the provision for contingencies related to the exclusion of ICMS tax from the calculation base for contributions to PIS and COFINS accrued from 2009 to 2016. This reversal was based on the conclusion of the trial by the Federal Supreme Court (STF) sitting en banc, which declared unconstitutional the inclusion of ICMS tax in said calculation base, and is supported by the position of the Company’s legal counsel that the probability of loss in the pending lawsuits became remote after the decision by the STF. As the net result of this reversal, the Company recorded R$ 117 million under “Reversal of contingent liabilities, net” (operating result) and R$45 million under “Reversal of contingent liability restatement, net” (financial result) in its income statement. Income tax and social contribution on this reversal amounted to R$55 million, with the net effect excluding these amounts, in the amount of R$ 107 million, considered a non-recurring event in the Company’s results.

•      The Company emphasizes, however, that there is a possibility the STF may understand that the application of the modulation mechanism necessarily applies to this decision, which is used to determine the time effects of a decision to declare unconstitutionality. If the STF applies the modulation mechanism, which would limit the effects of the decision in terms of time, the need may arise to reassess the risk of loss associated with said lawsuits, which consequently may require the accrual of new provisions related to this matter in the future.

•      In fiscal year 2017, the financial result (financial income, financial expenses, net exchange variation and losses from financial instruments) was negative R$ 573.5 million, compared to positive R$ 503.8 million in 2016. This variation in the financial result was mainly due to the effect of exchange variation on related-party debt (depreciation in the end-of-period rate of the Brazilian real against the U.S. dollar of 1.5% in 2017, compared to appreciation of 16.5% in 2016), as well as lower financial expenses in the comparison period.

•      Gerdau S.A. recorded a net loss of R$ 359.4 million in 2017, which corresponds to R$ 0.21 per share outstanding, compared to the net loss of R$ 2.9 billion in 2016. The reduction in the negative result was basically due to the improvement in equity income (loss), which was partially offset by the effect of exchange variation in the comparison periods.

•      On December 31, 2017, shareholders’ equity of the Company amounted to R$23.6 billion, representing a book value of R$13.83 per share.

•      Net debt (loans and financing, plus debentures, less cash, cash equivalents and financial investments) plus related-party debt totaled R$6.9 billion on December 31, 2017 and R$7.4 billion on December 31, 2016. The decline in the comparison periods was mainly due to the payments of loans and debentures.

Dividends

•      In fiscal year 2017, Gerdau S.A. allocated R$ 136.5 million (R$0.08 per share) to the payment of dividends, which also was distributed from the retained earnings reserve.

Period	Dividends (R$ million)	Per Share (R$)	Quantity of Shares (million)	Payment Date
2nd quarter	34.2	0.02	1,709	9/1/2017
3rd quarter	51.3	0.03	1,709	12/1/2017
4th quarter	51.0	0.03	1,699	3/21/2018
Total	136.5	0.08

Corporate Transactions

•      On January 5, 2017, Gerdau S.A. paid up the capital of Gerdau Aços Forjados S.A. (Gerdau Summit Aços Fundidos e Forjados S.A.) by contributing some of its assets and liabilities. On January 31, 2017, the Extraordinary Shareholders Meeting of Gerdau Aços Forjados S.A. was held, in which Sumitomo Corporation and The Japan Steel Works, Ltd. subscribed to the former’s capital and entered into a shareholders’ agreement. As such, Gerdau Aços Forjados S.A. is considered a joint venture in the financial statements of Gerdau S.A., with a 58.73% interest.

•      On December 29, 2017, Gerdau S.A. merged the subsidiaries Itaguaí Com. Imp. e Export. Ltda., Gerdau Aços Especiais S.A. and Gerdau América Latina Part. S.A., with all their assets and liabilities transferred to Gerdau S.A.

RELATIONSHIP WITH INDEPENDENT AUDITOR

•      The Company’s policy for hiring any services from the independent auditor unrelated to external audit is based on the principles that preserve the independence of the auditor, namely: (a) auditors must not audit their own work; (b) auditors may not hold management positions at their clients; and (c) auditors must not promote the interests of their clients.

•      Audit fees refer to professional services rendered in the audit of the Company’s consolidated financial statements, quarterly reviews of the Company’s consolidated financial statements, corporate audits and interim reviews of certain subsidiaries, in accordance with applicable legislation. Fees related to audits refer to services such as due diligence, which are traditionally performed by an external auditor in the event of an acquisition and advisory services on accounting standards and transactions. All fees unrelated to audit services refer primarily to services rendered to the Company’s subsidiaries abroad to comply with tax requirements.

•      In compliance with CVM Instruction 381/2003, Gerdau S.A. informs that KPMG Auditores Independentes, the Company’s independent auditor, did not render any services other than those related to the external audit that represented more than five percent (5%) of all audit fees during fiscal year 2017.

ACKNOWLEDGEMENTS

•      Lastly, the Company thanks its clients, shareholders, suppliers, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their hard work and dedication.

DECLARATION OF THE OFFICERS

•      In accordance with article 25 of CVM Instruction 480 of December 7, 2009, the Board of Executive Officers declares that it has reviewed, discussed and is in agreement with the Financial Statements for the fiscal year ended December 31, 2017 and with the opinions expressed in the Independent Auditor’s report on the Financial Statements, issued on this date.

Rio de Janeiro, February 27, 2018

THE MANAGEMENT